January 9, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Larry Spirgel, Assistant Director Division of Corporate Finance

RE:	SkyTerra Communications, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 16, 2007

Form 10-Q for the quarter ended September 30, 2007
File No. 0-13865

Dear Mr. Spirgel:

Reference is made to discussions with the Staff of the Securities and Exchange Commission during a telephone conference call on December 18, 2007 (the "December 18 Call"), related to the Company's supplemental response letter dated November 30, 2007.

The italicized and numbered paragraphs and headings below are our understanding of your comments from that conference call and our response to each comment follows in plain text.

The Staff has requested that the Company provide additional disclosures that will be incorporated for the benefit of readers of the Company's Form S-4 filed June 27, 2007 (which is not yet effective).  In addition, the Staff has asked the Company to provide supplemental information related to several matters discussed during the December 18 Call. The Company has undertaken to present the disclosures it proposes to include in amending its Form 10-Q for the quarter ended September 30, 2007.  The Company has not yet amended its Form 10-Q for the quarter ended September 30, 2007 in connection with this supplemental submission, but will do so upon the Staff’s review of the Company's proposed disclosures.

Following the Company's filing of the Form 10-Q/A for the quarter ended September 30, 2007, the Company will amend its Form S-4 dated June 27, 2007, to incorporate by reference the then filed Form 10-Q/A, as well as incorporating other filings made subsequent to June 27, 2007.

1. We note that in connection with the MSV Exchange you stepped up to fair value your investment in TerreStar.  We also note that in the quarter ended September 30, 2007 your investment in TerreStar was written down to $90.1 million.  Expand your disclosures to discuss in detail how you determined the fair value of your investment in TerreStar.  Your disclosures should include but not be limited to a discussion of the methodology used to determine fair value, the assumptions and estimates used in the valuation, and details of  any consideration given to third party negotiations in connection with the pending sale of your investment in TerreStar.

Larry Spirgel	January 9, 2008 Page 2

Further, provide the above disclosures at December 31, 2006 as well as each subsequent interim period of 2007.

The following proposed disclosure will replace existing disclosure relating to TerreStar Networks in Note 2 on page 6 and in Management's Discussion and Analysis on pages 20-21 of Form 10-Q for the quarter ended September 30, 2007:

Investment in TerreStar Networks

The Company owns 11.2% of TerreStar Networks, Inc. (TerreStar Networks).  TerreStar Networks is a private company and consolidated subsidiary of TerreStar Corporation (TerreStar Corporation was formerly Motient Corporation).  The Company evaluates impairment in accordance with Emerging Issues Task Force 03-01, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments." Accordingly, the Company considers both triggering events and tangible evidence that investments are recoverable within a reasonable period of time, as well as its intent and ability to hold investments that may have become temporarily or otherwise impaired.  During the third quarter of 2007, SkyTerra reduced the carrying value of its investment in TerreStar Networks from $112.6 million to $90.1 million.

In connection with the MSV Exchange Transaction purchase accounting, the fair value of the Company's investment in TerreStar Networks was determined to be $128.7 million.  This value was derived from a value implied by a series of financing transactions completed by TerreStar Networks just prior to and contemporaneous with the MSV Exchange Transaction. Through such financings, in total, TerreStar Corporation purchased 2.2 million shares of TerreStar Networks from TerreStar Networks for $66.4 million, implying a $1.1 billion fair value for TerreStar Networks and a $128.7 million value for the Company's 4.4 million shares of TerreStar Networks.

The amount recorded in the Company's financial statements subsequent to the final purchase price allocation related to the MSV Exchange Transaction was $112.0 million. This amount reflected the application of negative goodwill in the purchase accounting. This amount, plus $0.6 million of additional investment in TerreStar Networks, was the carrying value of the investment prior to the impairment charge recorded in the quarter ended September 30, 2007.

To perform its assessments of impairment as of December 31, 2006 and March 31, 2007, the Company utilized a market based valuation approach that extrapolated the value of TerreStar Networks and the Company's TerreStar Networks investment from the trading prices of TerreStar Corporation and the Company's common stock (TerreStar Corporation Market Method). TerreStar Corporation owns two principal assets:
•	its ownership interest in TerreStar Networks, and
•	shares of the Company's common stock

TerreStar Corporation's ownership interest in TerreStar Networks (and the extrapolated value for 100% of TerreStar Networks) can be derived by subtracting the public trading value of the investment in the Company from the public trading value of TerreStar Corporation.

Larry Spirgel	January 9, 2008 Page 3

The Company also completed and considered an alterntive market based valuation approach that calculated the value of TerreStar Networks and the Company's TerreStar Networks investment from the trading prices of a company with a comparable spectrum asset and business objective to TerreStar Networks.

The valuation analyses resulted in a range of value for the TerreStar Networks investment that indicated no impairment had occurred relative to the carrying amount of the investment as of December 31, 2006, or March 31, 2007.

During the second quarter of 2007, the Company initiated preliminary dialogue with potential buyers of the TerreStar Networks investment.  These interested parties indicated that, in addition to market based valuations that considered the public trading price of the shares of the Company owned by TerreStar Corporation, they were also utilizing a valuation method based upon the value of the Company's and TerreStar Network's spectrum assets as derived from public trading price of the shares of both TerreStar Corporation and the Company ("Equivalent Spectrum Value Method").

As of June 30, 2007, values derived from the TerreStar Corporation Market Method as well as the Equivalent Spectrum Value Method indicated a range of value for the TerreStar Networks investment.  While the low end of the range was below the carrying value of the investment as of June 30, 2007, the low end of the range was in excess of the carrying value prior to the release of the Company's financial statements for the quarter ended June 30, 2007, indicating impairment at June 30, 2007, if any, was temporary.

As of September 30, 2007, the Company updated its TerreStar Corporation Market Method and Equivalent Spectrum Value Method valuations.  As a part of its review and determination of fair value, the Company evaluated the following factors that had developed during the third quarter:
•	For the second consecutive quarter the estimated range of value decreased.
•	The Company had additional dialogue with potential buyers that continued to include discussion regarding the Equivalent Spectrum Value Method.
•
Instability in the broader financial markets became more pronounced and negatively impacted the overall environment for the sale of the investment as well as negatively impacting the Company's other financing alternatives.  These factors, coupled with the Company's cash position at the time impacted its bargaining position with potential buyers, as well as its ability and intent to hold the investment.

Based upon these factors, the Company determined that the TerreStar Networks investment had become other-than-temporarily impaired.  The investment was written-down to a value of $90.1 million, resulting in a charge of $22.5 million during the third quarter.  There is no assurance that the proceeds from the ultimate disposition of this asset, if any, will be equal to or greater than the $90.1 million carrying amount recorded as of September 30, 2007.

Larry Spirgel	January 9, 2008 Page 4

1.a.  In addition to the request to amend its disclosure related to the TerreStar investment, during the December 18 Call, the Company was asked to explain why the Company believes the TerreStar Networks financings completed with TerreStar Corporation are an appropriate benchmark of value for purposes of the Company's valuation of its TerreStar Networks investment.

In connection with the MSV Exchange Transaction purchase accounting, the fair value of the Company's investment in TerreStar Networks was determined to be $128.7 million.  This value was derived from a value implied by a series of financing transactions completed by TerreStar Networks just prior to and contemporaneous with the MSV Exchange Transaction. Through such financings, TerreStar Corporation purchased shares of TerreStar Networks from TerreStar Networks.

At the time of the TerreStar Corporation acquisition of additional TerreStar Networks interest, TerreStar Corporation's ownership in TerreStar Networks was 67% with nearly all the minority interest held by two parties, BCE and the Company.  BCE and the Company were aligned in voting blocks, had board representation at TerreStar Networks, and had adequate economic incentive to ensure the transaction approximated fair value.  In addition, the value derived from the TerreStar Corporation Market Method as of September 30, 2006 is consistent with the fair value derived from the TerreStar Networks financing transactions.

2.  We note that in connection with the acquisition of additional interests in MSV you allocated most of the purchase price to identifiable intangible assets mostly consisting of spectrum licenses and contractual rights to various spectrum organizations, patented technologies, customer contracts, and customer relationships.  Provide a breakdown of the identifiable intangibles recorded in connections with these acquisitions.  Tell us and disclose the methodology used in determining the value assigned to the spectrum licenses, patented technologies and the other intangibles.  Include in your disclosures a detail discussion of the assumptions and estimates used in each of the valuations.

Larry Spirgel	January 9, 2008 Page 5

The following disclosure will replace the existing disclosure relating to the BCE Exchange Transaction and the TerreStar Corporation Exchange Transaction in Note 3 on pages 8-11 of Form 10-Q for the quarter ended September 30, 2007:

Acquisitions of Minority Interests

Accounting and Fair Value Estimates

On January 5, 2007 and February 12, 2007,  the Company acquired additional equity interests in MSV and MSV GP from BCE Inc. and TerreStar Corporation, respectively.  Both transactions were accounted for under the purchase method of accounting.  Valuations of securities issued were determined in accordance with EITF 99-12, "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination," based on the date when agreement as to terms had been reached and the transaction announced, or, in the case of TerreStar Corporation, the date of exercise of its exchange option.  The purchase prices were allocated on a preliminary basis to the acquired assets and liabilities based on their estimated fair values.  The final allocation of the purchase price is dependent on a number of factors, including the final evaluation of fair value of the assets acquired and liabilities assumed.

After the BCE Exchange Transaction and the TerreStar Corporation Exchange Transactions, the Company is the sole owner of MSV GP and owns 95% of the outstanding limited partnership interests of MSV.

The allocation of the purchase price in the January 5, 2007 and February 12, 2007 acquisition of additional MSV equity interests to identifiable intangible assets ($328.2 million and $156.4 million, respectively) was as follows:

Intangible Assets (in millions)
Sprecturm Rights	427.2
Intellectual Property	53.9
Customer Relationships	3.5
484.6

The allocation was based upon the fair values of the respective identifiable intangible assets as determined by third party valuation and reviewed by management. The determinations of the fair values of the respective identifiable intangible assets were as follows:

Spectrum Rights

MSV has rights to 30MHz of L-Band spectrum in the U.S. and Canada. These rights extend from Federal Communications Commission and Industry Canada licenses to operate over 66 MHz of spectrum to the extent MSV can coordinate use of these frequencies through contractual or treaty means with other international satellite operators in the North American region. To date, MSV has agreements enabling the use of 30MHz via satellite which it intends to deploy in a terrestrial wireless network with strategic, distribution, and operating partners.

A market approach was utilized to determine the fair value of these spectrum rights. Under this approach, historical spectrum auction data was utilized to develop a range of spectrum values.  These values were calculated from other public companies that have spectrum assets and results of past spectrum auctions.

Larry Spirgel	January 9, 2008 Page 6

The implied value of the MSV spectrum holdings was discounted to present value to take into consideration that MSV's terrestrial wireless network, similar to the build out of existing national wireless carriers, will be put into service over time and will service the full population in the service area incrementally over ten years as the Company builds out its national network.

Management also considered a Jefferson Pilot valuation approach (or "build-up" approach) the results of which confirmed the reasonableness of the value derived under the market approach. Under the Jefferson Pilot approach, the amount that an investor would be willing to compensate MSV in order to access its spectrum (via joint venture, lease, or other means) is calculated by estimating the cash flows that typical market participants would assume could be available from the operation of the network using the subject spectrum in a similar market and manner.

Intellectual Property

MSV has focused on the research and design of ATC systems for a number of years and has filed broad, seminal patents regarding architecture for ATC implementations. MSV's intellectual property and patent portfolio is a significant barrier of entry to compete against MSV in an ATC system.

In addition, MSV has a significant patent portfolio that provides transparent use of hybrid networks (satellite and terrestrial) for standard wireless services. The Company relies on a combination of U.S. and foreign patent, trademark, copyright and trade secret laws as well as licenses, nondisclosure, confidentiality, and other contractual restrictions to protect certain technologies and processes.

The relief from royalty method was utilized to determine the fair value of intellectual property. The relief from royalty analysis is comprised of two major steps: i) a determination of the hypothetical royalty rate, and ii) the subsequent application of the royalty rate to projected revenue.

In determining the hypothetical royalty rate the following factors were considered:

•	Existing third-party license agreements and comparable license agreements of other companies
•	An operating earnings benchmark, in this case an estimate of a royalty that would result in 25-33% operating earnings ratio, a common benchmark for determining royalty rates
•	An excess earnings analysis to evaluate earnings available to MSV after the company had earned a fair return on its net tangible assets
•	Other qualitative factors

The pre-tax royalty relieved for the use of the intellectual property was computed by multiplying applicable projected revenue from MSV's next generation system by the hypothetical royalty rate of 5%.  The resulting pre-tax royalty relieved represents the savings to MSV from not having to license the technology from another owner. The after-tax royalty relieved was then discounted to present value using a risk-adjusted rate of return.

Larry Spirgel	January 9, 2008 Page 7

Customer Relationships

MSV holds a backlog of sales orders on its existing satellites, for which delivery of service is expected to be completed by 2010. Backlog is represented by contracts with varying terms and lengths, from one month to several years in length. Implicit in the contractual backlog is the expectation that a portion of existing customers will renew their contracts.

The fair value of the customer relationships was determined based on the excess earnings method, which is a form of the income approach. Revenues and expenses attributable to the backlog were projected over the estimated remaining economic life of the customer relationships, and a required return on the net tangible and other intangible assets used to generate revenue was subtracted in order to determine residual "excess earnings" attributable to the intangible asset. The after-tax excess earnings were then discounted to present value using a risk-adjusted rate of return.

BCE Exchange Transaction

On January 5, 2007, the Company acquired all of the equity interests in MSV and MSV GP owned by BCE, Inc. through the purchase of its wholly-owned subsidiary TMI Delaware. In exchange for 8.0 million limited partnership interests in MSV and 740 shares of MSV GP, the Company issued 22.5 million shares of its non-voting common stock (the BCE Exchange Transaction). These shares of non-voting common stock are also exchangeable for a like number of shares of voting common stock upon the transfer in a sale by BCE in the open market pursuant to an effective registration statement or an exemption from registration or following such transfer, to a person who will not beneficially own 10% or more of the Company's voting common stock. Substantially concurrently with the BCE Exchange Transaction, the Company issued 176,250 shares of common stock to Winchester Development LLC, a Delaware limited liability company beneficially owned by a former director of MSV.  Such shares were issued in exchange for $0.4 million in cash and 50,226 limited partnership interests of the Company.

Larry Spirgel	January 9, 2008 Page 8

The securities issued were valued at $319.1 million and the purchase price was allocated as follows:

	Historical Basis of Equity Interests Not Acquired	Fair Value of MSV Minority Interest Acquired	MSV as Adjusted	MSV Historical	Adjustment (Purchase Price Allocation)
	(in thousands)
Assets:
Current assets	$350,855	$98,862	$449,717	$449,717	$—
Restricted cash	1,833	517	2,350	2,350	—
Property and equipment, net	86,024	20,455	106,479	110,264	(3,785)
Intangible assets (a)	42,477	340,174	382,651	54,446	328,205
Goodwill	13,210	—	13,210	16,932	(3,722)
Other assets	14,968	1,550	16,518	19,185	(2,667)
Total assets	509,367	461,558	970,925	652,894	318,031

Liabilities:
Current liabilities	14,048	3,959	18,007	18,007	—
Senior secured discount notes, net	377,141	109,641	486,782	483,410	3,372
Deferred revenue, net of current portion	16,361	142	16,503	20,971	(4,468)
Other long-term liabilities	174	49	223	223	—
Total liabilities	407,724	113,791	521,515	522,611	(1,096)

Net assets	$101,643	$347,767	$449,410	$130,283	$319,127

(a)          The identifiable intangible assets consist of spectrum rights, intellectual property and customer relationships. These intangible assets will be amortized on a straight-line basis over useful lives ranging from 6 to 20 years, with a weighted-average period of 19.5 years.

TerreStar Corporation Exchange Transaction

As a result of the MSV Exchange Transactions, TerreStar Corporation has the right to exchange, until September 25, 2011, its remaining ownership interests in MSV for shares of the Company's non-voting common stock, which would be exchangeable for a like number of shares of the Company's voting common stock upon the disposition of any such shares by TerreStar Corporation.

The Company records TerreStar Corporation's minority interest in MSV at fair value at the end of each reporting period. Changes in the fair value of the MSV interests held by TerreStar Corporation will be recorded in minority interest, but will have no impact on the Company's results of operations. On each date an exchange occurs, the Company will eliminate any previous adjustments to minority interest and stockholders' equity and will account for the exchange as an acquisition of the minority interests in MSV under the purchase method of accounting. The fair value of the TerreStar exchange right was $52.0 million and $280.3 as of September 30, 2007, and 2006, respectively, and is recorded in Minority Interest.

Larry Spirgel	January 9, 2008 Page 9

On February 12, 2007, TerreStar Corporation exchanged 5.1 million MSV limited partnership units for 14.4 million shares of the Company's common stock in accordance with the terms of the MSV Exchange agreement. As a result of this transaction, the Company reversed its previous adjustments to the fair value of Motient's minority interests, which resulted in a reduction of minority interest and an increase of stockholder's equity of $236.5 million. Prior to a distribution by TerreStar Corporation, these shares are non-voting.

Larry Spirgel	January 9, 2008 Page 10

The securities issued were valued at $153.3 million and the purchase price was allocated as follows:

	Historical Basis of Equity Interests Not Acquired	Fair Value of MSV Minority Interest Acquired	MSV as Adjusted	MSV Historical	Adjustment (Purchase Price Allocation)
	(in thousands)
Assets:
Current assets	$362,412	$60,321	$422,733	$422,733	$—
Restricted cash	2,015	335	2,350	2,350	—
Property and equipment, net	114,209	15,245	129,454	133,218	(3,764)
Intangible assets (a)	326,453	210,778	537,231	380,788	156,443
Goodwill	11,377	—	11,377	13,270	(1,893)
Other assets	13,990	1,005	14,995	16,318	(1,323)
Total assets	830,456	287,684	1,118,140	968,677	149,463

Liabilities:
Current liabilities	12,302	2,047	14,349	14,349	—
Senior secured discount notes, net	423,870	69,027	492,897	494,419	(1,522)
Deferred revenue, net of current portion	14,214	57	14,271	16,580	(2,309)
Other long-term liabilities	167	28	195	195	—
Total liabilities	450,553	71,159	521,712	525,543	(3,831)
Net assets	$379,903	$216,525	$596,428	$443,134	$153,294

(a)
The identifiable intangible assets consist of spectrum rights, intellectual property and customer relationships. These intangibles assets will be amortized on a straight-line basis over useful lives ranging from 6 to 20 years, with a weighted average period of 19.5 years. The life of certain intellectual property was increased from 15 to 20 years due to the BCE and TerreStar Corporation exchange transactions which decreased amortization expense for the nine months ended September 30, 2007 by $2.0 million and decreased net loss per share by $0.02.

Larry Spirgel	January 9, 2008 Page 11

The following unaudited pro forma information is presented as if the Company had completed all the above acquisitions as of January 1, 2006. The pro forma information is not necessarily indicative of what the results of operations would have been had the acquisitions taken place at such date or of the future results of operations (in thousands except per share information):

	Three months ended September 30,			Nine months ended September 30,
	2007	2006		2007	2006
Pro forma revenues	$9,109	$9,387		$25,381	$27,124
Pro forma net loss	(44,900)	(20,457	)(c)	(88,555)	(64,305	)(a)(b)(c)
Pro forma net loss per share – basic and diluted	$(0.44)	$(0.26	)(c)	$(0.87)	$(0.83	)(a)(b)(c)

(a)	The pro forma net loss and pro forma net loss per share include $3.5 million of compensation expense related to the modification of an executive's employment agreement (See Note 5).
(b)	The pro forma net loss and pro forma loss per share include $2.3 million expense related to forfeiture of FCC performance bond.
(c)	The pro forma net loss and pro forma loss per share include $22.5 million expense related to the write-down of investment in TerreStar Networks

In November 2007, TerreStar Corporation exchanged its remaining interests in MSV for the Company's common stock through the exchange of 1.6 million MSV limited partnership units for 4.4 million shares of the Company's common stock.

2.a.  In addition to the request to amend its disclosure related to the purchase accounting for the acquisition of additional interests in MSV, during the December 18 Call, the Company was asked to  provide additional information regarding the Jefferson Pilot method and the value derived from that method.

The Company considered two methods for determining the fair value of the MSV spectrum rights, both intended to estimate the economic value attributable to MSV's spectrum rights if utilized in a joint venture or partnership, and/or the future cash flows ultimately available to MSV's stakeholders from businesses utilizing these spectrum rights.  These methods were the Jefferson Pilot or ("build-up" approach) and the Market Approach.

The Company performed a Jefferson Pilot valuation for both the January 2007 transaction (January Model), and the February 2007 transaction (February Model). The key assumptions in building the Jefferson Pilot model are market penetration which leads to revenue potential, profit margin, duration and profile of the build-up period, and estimated start-up costs and losses incurred during the build-up period.  The January Model was built utilizing assumptions consistent with contemporaneous strategic discussions with a potential partner in the deployment of MSV's terrestrial wireless network.  These discussions contemplated a certain market deployment schedule consistent with the partner's goals.  Prior to the completion of the February Model, these negotiations terminated and the Company's expectations with regards to the timing of deployment changed accordingly.  The February Model was updated to reflect this change.

Over the period evaluated, the January and February Model assume compound annual terrestrial revenue growth that ranges from 6.5% to 13.6%, compound annual satellite wireless revenue growth of 5.3%, weighted average EBITDA margin that ranges from 40.9% to 52.3%, and weighted average cost of capital of 21%.  Total satellite and terrestrial capital expenditures over the period were estimated to be $28.1 billion.

Larry Spirgel	January 9, 2008 Page 12

The resulting analyses indicated a range of value of $1.62 billion to $1.72 billion, supporting the $1.65 billion used in the Company's accounting which was derived by the Market Approach.  It should be noted, the application of negative goodwill in the purchase accounting for the transactions would mitigate differences in valuation methods.

3. Please provide us with the carrying value of the TerreStar Corporation minority interest for each of September 30, 2006 and each balance sheet thereafter.

The carrying value of the TerreStar Corporation minority interest is as follows (in millions):

September 30, 2006	280.3
December 31, 2006	307.5
March 31, 2007 (1)	75.0
June 30, 2007	75.5
September 30, 2007	52.0

(1)
During the three months ended March 31, 2007, TerreStar Corporation exchanged 5.1 million MSV units for 14.4 million shares of the Company.  As a result, the remaining MSV units subject to the TerreStar Corporation exchange right were significantly reduced.

In November 2007, TerreStar Corporation exchanged all of its remaining interests in MSV for the Company's common stock.

Please contact the undersigned at (703) 390-2727 should you have any further questions.

Very truly yours,

/s/ Scott Macleod

Scott Macleod, Executive Vice President and CFO

cc:
Sondra Stokes (SEC Staff)
Ivette Leon (SEC Staff)
Paul Monsour (SEC Staff)
Robert Lewis (SkyTerra Communications, Inc)
Greg Fernicola (Skadden Arps Slate Meagher & Flom LLP)
Greg Kuykendall (Ernst & Young, LLP)